March 24, 2008

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
Mail Stop 3561

Attn.:      Linda van Doorn,
Senior Assistant Chief Accountant

Re:	Excellency Investment Realty Trust, Inc.
Form 10-KSB for the period ended December 31, 2006
Filed April 17, 2007
File No. 0-50675

Ladies and Gentlemen:

            We are in receipt of the additional comments of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-KSB for the period ended December 31, 2006 (the “Annual Report”) of Excellency Investment Realty Trust, Inc. (the “Company”), by letter dated November 7, 2007 to Mr. David Mladen, the Company’s Chief Executive Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

Item 7. Consolidated Financial Statements and Supplementary Data

1.
SEC Comment:  We have reviewed your response to prior comment 1.  We believe the changes made to your 2005 statement of cash flows constitute a restatement.  Please amend your filing to identify the 2005 statement of cash flows as restated or revised and include a footnote regarding the restatement or revision.

Response: The Staff’s comment is duly noted. Simultaneously with the filing of this letter, the Company is filing a Current Report on Form 8-K, pursuant to Item 4.02, regarding the restatement of its 2005 statement of cash flows. In addition, as soon as practicable, the Company will file Amendment No. 2 to its Form 10-KSB for fiscal 2006 to indicate that the 2005 statement of cash flows has been restated.

1540 Broadway, 24th Floor   w   New York, New York 10036-4039   w   telephone ..212.751.4300   w   facsimile 212.751.0928

Albany   w   Boca Raton   w   Buffalo   w   Johnstown   w   New York   w   Palm Beach   w   Toronto   w   www.hodgsonruss.com

U.S. Securities and Exchange Commission Division of Corporate Finance March 24, 2008 Page of 2 of 2

Consolidated Statements of Cash Flows, page F-5

2.
SEC Comment:  We have reviewed your response to prior comment 4 and the transaction summary included in your response letter.  It is not clear why the proceeds of the refinancing ($8,224,000), which occurred subsequent to the exchange, are being subtracted from the value of the properties exchanged.  Please tell us the net value of the assets exchanged on November 4, 2005.

Response:  As of December 31, 2005, the Company had total assets of $8,381,179 and total liabilities of $14,115,021, giving it negative equity of $5,733,842 (as reflected on the Company’s consolidated balance sheet as of such date).  As of the same date, the Company’s real estate had a book value of $4,968,460.  Since the book value of the Company’s real estate was less than the Company’s deficit by an amount of $765,382, the equity interest in the Company as of December 31, 2005 was $-0-.  Therefore, the $479,096 the Company paid to Goran Mladen to buy-back minority interests he held in its subsidiary limited partnerships was appropriately accounted for as compensation.

3.	SEC Comment: We also note that you have adjusted the value of the assets for the net losses of Eternal ($700,000). Please clarify the period to which these losses apply.

Response: The $700,000 in net losses apply to the period from November 4, 2005 through December 31, 2005. The primary reason for these disproportionately large losses, was $654,083 in costs the Company incurred to defease the mortgages in connection with the refinancing of its eight real estate properties.

Hopefully, we have addressed all of the Staff’s comments satisfactorily.  However, please do not hesitate to contact the undersigned, or Eric C. Mendelson of our office, with any questions or further comments.

Very truly yours,

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde, Esq.
Partner of the Firm